                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)*
                    Under the Securities Exchange Act of 1934
                                       of
                    William B. Turner (joined by his spouse)



                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Garilou Page, Esq.
                             Synovus Financial Corp.
                           901 Front Avenue, Suite 202
                             Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 13, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 12 of this filing.

                                 SCHEDULE 13D
CUSIP NO. 87161C 10 5                           PAGE    2     OF   12    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) WILLIAM B. TURNER
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    2,138,858.871
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     4,653,357
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,086,996.871
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               4,705,219
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,792,215.871
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 87161 C 10 5                          PAGE    3     OF   12    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          SUE MARIE T. TURNER
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     4,653,357
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               4,653,357
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,653,357
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [X]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Amendment No. 4 ("Amendment No. 4") is being made to the Schedule 13D as amended and restated by Amendment No. 2 filed on December 21, 2000 and as further amended by Amendment No. 3 filed on February 8, 2001 (the "Schedule 13D") jointly filed by William B. Turner and Sue Marie T. Turner, both in their individual capacities and as trustees of their respective grantor retained annuity trusts ("GRATs"). This Amendment No. 4 is being filed pursuant to Rules 13d-1(k)(1) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report: (1) the reorganization of TB&C Bancshares, Inc. ("TB&C") and the related distribution in liquidation by TB&C of 14,309,182 shares of common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp., a Georgia corporation ("Synovus"), all of which were previously deemed to be beneficially owned indirectly by Mr. and Mrs. Turner; (2) the acquisition of 2,065,336 of such shares by Mr. Turner, as sole trustee of his GRAT; (3) the acquisition of 2,065,335 of such shares by Mrs. Turner, as sole trustee of her GRAT; and (4) the fact that Mr. and Mrs. Turner now beneficially own less than 5% of the outstanding shares of Synovus Common Stock. Other updating changes also are reflected in the items that are being amended.

ITEM 1.           SECURITY AND ISSUER.

         The information set forth in Item 1 of the Schedule 13D has not changed as of the date of this Amendment No. 4.

ITEM 2.           IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of the Schedule 13D has not changed as of the date of this Amendment No. 4.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to report a recent transaction involving TB&C that reduced Mr. and Mrs. Turner's beneficial ownership of Synovus Common Stock to below 5% of the outstanding shares of such Common Stock. As a result of Mr. Turner's position as a director of TB&C and Mr. Turner's and Mrs. Turner's positions as sole trustees of their respective GRATs, in which capacity they were significant shareholders of TB&C, Mr. and Mrs. Turner were deemed to beneficially own 14,309,182 shares of Synovus Common Stock that were owned by TB&C until the close of business on August 13, 2001. After the close of business and after the New York Stock Exchange closed on August 13, 2001, TB&C completed a reorganization (the "Reorganization") under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, in which:

         (a) TB&C transferred to Synovus the 14,309,182 shares of Synovus Common Stock that TB&C previously owned, and Synovus issued to TB&C the same number of newly issued shares of Synovus Common Stock, having the same rights as the shares surrendered; and

         (b) TB&C immediately distributed the 14,309,182 newly issued shares of Synovus Common Stock to TB&C's shareholders in proportion to their ownership of TB&C shares, all as part of the related liquidation and dissolution of TB&C.

         The only shares of Synovus Common Stock previously owned by TB&C that Mr. and Mrs. Turner are deemed to beneficially own after the Reorganization are the shares distributed by TB&C to Mr. Turner and Mrs. Turner, each as sole trustee of his or her GRAT, of which he or she also is the sole annuity beneficiary. As trustee of his GRAT, Mr. Turner received 2,065,336 shares of Synovus Common Stock based on his ownership, as trustee of his GRAT, of 2,106,815 shares of TB&C Common Stock being cancelled in the dissolution of TB&C, and, as trustee of her GRAT, Mrs. Turner received 2,065,335 shares of Synovus Common Stock based on her ownership, as trustee of her GRAT, of 2,106,814 shares of TB&C Common Stock being cancelled in the dissolution of TB&C.

         The only funds or other consideration that has been or will be given in connection with the Reorganization consists of: (a) the shares of Synovus Common Stock surrendered by TB&C to Synovus in exchange for the issuance of an equal number of new shares of Synovus Common Stock issued by Synovus to TB&C; and (b) the shares of TB&C Common Stock owned by Mr. Turner and Mrs. Turner, each as sole trustee of his or her GRAT (as well as the shares of TB&C Common Stock owned by the other TB&C shareholders) that are being cancelled in the dissolution of TB&C.

         TB&C was formed in 1986 by Mr. Turner and his sisters, Elizabeth T. Corn and Sarah T. Butler, to effect various family, financial and estate planning goals. In 1986, Mr. Turner and his sisters contributed to TB&C a total of 1,766,637 shares (9.5% of the then outstanding shares) of Common Stock of Synovus that they and their ancestors had owned for many years. All of the shares of Synovus Common Stock that TB&C owned immediately prior to the Reorganization consisted of the shares initially contributed, a modest amount of additional shares contributed in 1990 by the three founding shareholders, and additional shares issued with respect to the contributed shares as a result of intervening stock splits, as reduced by two relatively modest charitable gifts of shares of Synovus Common Stock by TB&C. Stock splits, together with the sharing of voting and investment power over the shares his sisters contributed to TB&C and the sharing of voting power over shares as to which TB&C leased voting rights prior to January 22, 2001, accounted for the vast majority of increases from 1980 until August 13, 2001 in the number of shares shown as beneficially owned by Mr. Turner from time to time in his Schedule 13D filings.

         As of the date of this report, TB&C no longer owns or votes any shares of Synovus Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mr. Turner and his sisters to effect various family, financial and estate planning goals for themselves and their lineal descendants. As previously disclosed in Amendment No. 3, Mr. Turner and the other family members who are directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the Reorganization of TB&C (including the distribution in liquidation by TB&C to its shareholders of all shares of Synovus Common Stock owned by TB&C). The Reorganization and related distribution of Synovus shares were completed on August 13, 2001.

         Neither Mr. Turner nor Mrs. Turner has any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus (except through any distributions in kind by Mr. and Mrs. Turner as trustees of their respective GRATs (or possibly sales by them as trustees of such GRATs) of shares of Synovus Common Stock to satisfy annuity payments due to Mr. and Mrs. Turner as annuity beneficiaries of such GRATs, and through Mr. Turner's participation in Synovus' Director Stock Purchase Plan or Synovus' Dividend Reinvestment and Direct Stock Purchase Plan); (b) an extraordinary corporate transaction involving Synovus;
(c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items (a) through (i) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)       The percentages set forth below and on pages 2-3
hereof are based on 291,093,083 shares of Synovus Common Stock outstanding on August 23, 2001, as provided by Synovus.

         Mr. Turner. Mr. Turner could be construed to be the beneficial owner of 6,792,215.871 shares (2.3%) of Synovus Common Stock. Certain of these shares have been beneficially owned by Mr. Turner for a number of years, with such beneficial ownership often pre-dating the organization of Synovus and extending to comparable beneficial ownership of the securities of Columbus Bank and Trust Company, the lead bank subsidiary for which Synovus was initially organized to acquire in 1972.

         Mr. Turner has sole voting and investment power as to 2,086,996.871 shares of Synovus Common Stock, consisting of: (a) 21,660.871 shares that he owns directly; and (b) 2,065,336 shares owned by Mr. Turner as sole trustee of his GRAT. Mr. Turner has sole voting power as to an additional 51,862 shares, shared voting power as to 4,653,357 shares and shared investment power as to 4,705,219 shares of Synovus Common Stock, consisting of: (a) 51,862 shares owned by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, as sole trustee of a revocable trust for the benefit of Mr. Turner ("Mr. Turner's Living Trust") and subject to Mr. Turner's directions as to distributions and his right to vote the Synovus shares, as to which Mr. Turner has sole voting power, but shares investment power (based on Mr. Turner's power to direct distributions from and to revoke the trust) with STC, as trustee of such trust; (b) 19,817 shares owned by STC, as sole trustee of a revocable trust for the benefit of Mrs. Turner ("Mrs. Turner's Living Trust") and subject to Mrs. Turner's directions as to distributions and her right to vote the Synovus shares, as to which Mr. Turner shares voting power and investment power with Mrs. Turner (based on Mrs. Turner's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (b) 2,065,335 shares owned by Mrs. Turner as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared by Mrs. Turner as trustee with her husband; and (c) 2,568,205 shares owned by Bradley-Turner Foundation, Inc. (the "B-T Foundation"), a charitable foundation of which both Mr. and Mrs. Turner are trustees and as to which voting power and investment power are shared with the other trustees of such foundation.

         Mrs. Turner. Mrs. Turner could be construed to be the beneficial owner of 4,653,357 shares (1.6%) of Synovus Common Stock. Mrs. Turner has shared voting and investment power as to all of these shares, consisting of: (a) 19,817 shares owned by STC, as sole trustee of Mrs. Turner's Living Trust and subject to Mrs. Turner's directions as to distributions and her right to vote the Synovus shares, as to which Mrs. Turner shares voting power and investment power with Mr. Turner (based on Mrs. Turner's power to vote such shares and to direct distributions from and to revoke the trust) and as to which investment power is shared also with STC, as trustee of such trust; (b) 2,065,335 shares owned by Mrs. Turner as sole trustee of her GRAT, as to which voting power and investment power may be deemed to be shared with Mr. Turner; and (c) 2,568,205 shares owned by the B-T Foundation, as to which voting power and investment power are shared with the other trustees of the B-T Foundation. Based on the active and long-standing relationship of Mr. Turner and his ancestors with Synovus and its predecessor and on other considerations, Mr. Turner and Mrs. Turner do not believe that Mrs. Turner shares any voting or investment power over: (a) the 21,660.871 shares of Synovus Common Stock owned directly by Mr. Turner; (b) the 51,862 shares owned by STC as sole trustee of Mr. Turner's Living Trust; or (c) the 2,065,336 shares owned by Mr. Turner as sole trustee of his GRAT. Accordingly, such shares have been excluded from the total shares shown as beneficially owned by Mrs. Turner and she disclaims beneficial ownership of such shares.

         Additional information regarding the persons and entity with whom Mr. and Mrs. Turner share voting power and/or investment power is included in the following chart.

                   INFORMATION REGARDING SYNOVUS TRUST COMPANY
                     AND THE TRUSTEES OF THE B-T FOUNDATION

                                        Capacity in Which Such Person Shares      Present Principal Occupation and Address of
Name and Address(1)                     Voting or Investment Power                Employment
------------------------------------    -------------------------------------     -------------------------------------------------
William B. Turner                       Trustee of B-T Foundation                 Advisory Director of
                                                                                  W. C. Bradley Co.
                                                                                  1017 Front Avenue, Columbus, GA  31901

                                                                                  Chairman of the Executive Committee of
                                                                                  Synovus Financial Corp.
                                                                                  901 Front Avenue, Suite 301, Columbus, GA  31901

Sue Marie T. Turner                     Trustee of B-T Foundation                 Homemaker
(wife of William B. Turner)

Sarah T. Butler                         Trustee of B-T Foundation                 Homemaker

Clarence C. Butler                      Trustee of B-T Foundation                 Retired Physician
(husband of Sarah T. Butler)                                                      St. Francis Hospital
                                                                                  P.O. Box 7000, Columbus, GA  31908

Elizabeth T. Corn                       Trustee of B-T Foundation                 Homemaker

Lovick P. Corn                          Trustee of B-T Foundation                 Advisory Director
(husband of Elizabeth T. Corn)                                                    W.C. Bradley Co.
                                                                                  1017 Front Avenue, Columbus, GA  31901

William B. Turner, Jr.                  Trustee of B-T Foundation                 President
(adult son of William B. Turner)                                                  W. C. Bradley Co.
                                                                                  1017 Front Avenue, Columbus, GA  31901

Stephen T. Butler                       Trustee of B-T Foundation                 Chairman of the Board
(adult son of Sarah T. Butler)                                                    W. C. Bradley Co.
                                                                                  1017 Front Avenue, Columbus, GA  31901

Elizabeth C. Ogie                       Trustee of B-T Foundation                 Director
(adult daughter of Elizabeth T. Corn)                                             Synovus Financial Corp.
                                                                                  901 Front Avenue, Suite 301, Columbus, GA  31901

Sarah T. Martin                         Trustee of B-T Foundation                 Employee
(adult daughter of William B.                                                     Columbus Travel
Turner)                                                                           123 12th Street, Columbus, GA  31901

Polly C. Miller                         Trustee of B-T Foundation                 Homemaker
(adult daughter of Elizabeth T. Corn)

Elizabeth B. Ramsay                     Trustee of B-T Foundation                 Shop Owner
(adult daughter of Sarah T. Butler)                                               Galleria Riverside
                                                                                  15 10th Street, Columbus, GA  31902

Sam Wellborn                            Trustee of B-T Foundation                 Retired Chairman of Synovus Foundation
                                                                                  P.O. Box 120, Columbus, GA 31902

Synovus Trust Company, as Trustee       Trustee of Mr. Turner's Living Trust      Financial institution with trust powers
1148 Broadway, 2nd Floor                and Mrs. Turner's Living Trust
Columbus, GA 31901

------------------------
(1) Each individual named above is a citizen of the United States of America, and STC is a state-chartered trust company formed under the laws of Georgia. None of the above individuals or STC has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.

         (c) There have not been any transactions within the last 60 days by Mr. or Mrs. Turner in shares of Synovus Common Stock, except for: (a) the receipt by Mr. and Mrs. Turner, each as sole trustee of his or her GRAT, of 2,065,336 and 2,065,335 shares, respectively, of Synovus Common Stock distributed on August 13, 2001 by TB&C in the Reorganization; (b) Mr. Turner's purchase of 85.949 shares of Synovus Common Stock at $32.0046 per share on July 2, 2001 through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock he owns through the Synovus Director Stock Purchase Plan and the Synovus Dividend Reinvestment and Direct Stock Purchase Plan; (c) the transfer by Mr. Turner on August 22, 2001 of 51,862 shares of Synovus Common Stock to STC as sole trustee of Mr. Turner's Living Trust; and
(d) the transfer by Mrs. Turner on August 22, 2001 of 19,817 shares of Synovus Common Stock to STC as sole trustee of Mrs. Turner's Living Trust.

         (d) Each of Mr. Turner's Living Trust and Mrs. Turner's Living Trust authorizes STC as trustee to make distributions of income and corpus as directed by each of Mr. Turner and Mrs. Turner, respectively.

         (e) Each of Mr. and Mrs. Turner ceased to be a beneficial owner of more than 5% of the outstanding Synovus Common Stock on August 13, 2001.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no longer in effect any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock that are required to be disclosed under this item.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A         Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as EXHIBIT A to Amendment No. 1 to the Schedule 13D of
                  William B. Turner and omitted pursuant to Rule 13d-2(e).)

EXHIBIT B         Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.(1)

EXHIBIT C         Agreement to Terminate Lease of Rights, dated January 22,
                  2001, between STC and TB&C.(2)

EXHIBIT D         Power of Attorney from William B. Turner, individually and as trustee.(1)

EXHIBIT E         Power of Attorney from Sue Marie T. Turner, individually and as trustee.(1)

EXHIBIT F         Agreement with respect to joint filing of Amendment No. 4 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated December
                  15, 2000, between William B. Turner and Sue Marie T.
                  Turner.(1)

---------------------

(1) Incorporated by reference from exhibits to Amendment No. 2 to Schedule 13D, dated as of December 6, 2000, as filed on behalf of William B. Turner (joined by Sue Marie T. Turner) on December 21, 2000.

(2) Incorporated by reference from EXHIBIT C to Amendment No. 3 to Schedule 13D, dated as of January 22, 2001, as filed on behalf of William B. Turner (joined by Sue Marie T. Turner) on February 8, 2001.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



September 7, 2001              William B. Turner, individually and as trustee


                               By: /s/ Garilou Page
                                  ----------------------------------------------
                                  Garilou Page, as Attorney in Fact


September 7, 2001              Sue Marie T. Turner, individually and as trustee


                               By: /s/ Garilou Page
                                  ----------------------------------------------
                                  Garilou Page, as Attorney in Fact

                                INDEX TO EXHIBITS

Exhibit           Description of Exhibit
-------           ----------------------
EXHIBIT A         Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as EXHIBIT A to Amendment No. 1 to the Schedule 13D of
                  William B. Turner and omitted pursuant to Rule 13d-2(e).)

EXHIBIT B         Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.(1)

EXHIBIT C         Agreement to Terminate Lease of Rights, dated January 22,
                  2001, between STC and TB&C.(2)

EXHIBIT D         Power of Attorney from William B. Turner, individually and as trustee.(1)

EXHIBIT E         Power of Attorney from Sue Marie T. Turner, individually and as trustee.(1)

EXHIBIT F         Agreement with respect to joint filing of Amendment No. 4 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated December
                  15, 2000, between William B. Turner and Sue Marie T.
                  Turner.(1)

--------------------

(1)      Incorporated by reference from exhibits to Amendment No. 2 to Schedule
13D, dated as of December 6, 2000, as filed on behalf of William B. Turner
(joined by Sue Marie T. Turner) on December 21, 2000.

(2)      Incorporated by reference from EXHIBIT C to Amendment No. 3 to Schedule
13D, dated as of January 22, 2001, as filed on behalf of William B. Turner
(joined by Sue Marie T. Turner) on February 8, 2001.